Exhibit 12.1
AutoNation, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges
($ in millions)

	Year Ended December 31,
Earnings	2015	2014	2013	2012	2011
Income from continuing operations before income taxes	$722.7	$682.3	$604.4	$516.8	$461.3
Fixed charges	168.2	158.5	159.4	149.7	128.8
Interest capitalized	(0.9)	(1.2)	(0.7)	(0.6)	(1.0)
Earnings, as defined	$890.0	$839.6	$763.1	$665.9	$589.1

Fixed Charges
Floorplan interest expense	$58.3	$53.3	$53.4	$45.5	$42.7
Other interest expense (a)	91.1	86.9	88.6	87.2	66.5
Capitalized interest costs	0.9	1.2	0.7	0.6	1.0
Interest component of rent expense (b)	17.9	17.1	16.7	16.4	18.6
Total fixed charges	$168.2	$158.5	$159.4	$149.7	$128.8

Ratio of earnings to fixed charges	5.3	5.3	4.8	4.4	4.6

(a)	Includes amortization of debt issuance costs and other interest expense associated with discontinued operations.

(b)	Calculated based on rent expense that includes amounts associated with discontinued operations.